Kris Wild
Direct Telephone: 512-660-8038.
E-mail :kwild@moderncap.com

May 12, 2025

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Office of Filings, Information & Consumer Service

Re: Modern Capital Funds Trust (the "Trust")
    Fidelity Bond Filing Pursuant to Rule 17g-1

Dear Sir/Madam:

This letter is being transmitted by the Trust pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), and hereby provides the following in connection with the Trust's fidelity bond (the "Bond"):

- A copy of the current Bond covering the Trust, which includes a statement regarding the period for which premiums have been paid; and
- A certificate of the Secretary of the Trust containing the resolutions of the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act), approving the amount, type, form, and coverage of the Bond, and a statement as to the period for which premiums have been paid.

Pursuant to Rule 17g-1, please be advised that the $3,500 premium associated with the Bond has been paid for the April 29, 2025, to April 29, 2026, policy year.

If you have any questions, please give me a call at 512-660-8038.

Very truly yours,

/s/ Kris Wild
_____
Kris Wild
Treasurer, Principal Accounting Officer, Principal Financial Officer,
and Secretary



BINDER

This binder expires in 60 days, or on the date the policy is issued, whichever is earlier
(unless extended in writing by AXIS).

COVERAGE IS BOUND PURSUANT TO THE FOLLOWING TERMS AND CONDITIONS:

INSURED AND PRINCIPAL ADDRESS	Modern Capital Funds Trust 3000 Auburn St, Ste 410 Beachwood, OH 44122

INSURER	AXIS Insurance Company (Admitted) ***A Stock Insurer***
BOND FORM	Financial Institution Bond (Standard Form No. 14) TSB 5062b 1087
BOND NUMBER	P-001-001638009-01
BOND PERIOD	Effective Date: 04/29/2025 Expiration Date: 04/29/2026 *Both dates at 12:01 a.m. at the Named Insured's address stated herein.*

TOTAL BOND PREMIUM	$3,500.00



TOTAL BOND LIMITS OF LIABILITY	
Bond Single Loss Limit	$1,000,000
Bond Aggregate Limit	$1,000,000

If an amount is inserted below opposite any specified Insuring Agreement or Coverage, such amount shall be the applicable Single Loss Limit for such Insuring Agreement or Coverage. Any amount set forth below shall be part of and not in addition to amounts set forth above. If "Not Covered" is inserted below opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

INSURING AGREEMENT		SINGLE LOSS LIMIT OF LIABILITY	SINGLE LOSS DEDUCTIBLE
Insuring Agreement (A) – Fidelity		$1,000,000	$15,000
Insuring Agreement (B) – On Premises		$1,000,000	$15,000
Insuring Agreement (C) – In Transit		$1,000,000	$15,000
Insuring Agreement (D) – Forgery or Alteration		$1,000,000	$15,000
Insuring Agreement (E) – Securities		$1,000,000	$15,000
Insuring Agreement (F) – Counterfeit Currency		$1,000,000	$15,000
Coverage on Partners		Not Covered	
OPTIONAL INSURING AGREEMENTS AND COVERAGES		SINGLE LOSS LIMIT OF LIABILITY	SINGLE LOSS DEDUCTIBLE
Audit Expense		$10,000	$2,500
Claim Expense		$10,000	$2,500
Computer Systems Fraud		$1,000,000	$15,000
Customer Funds Transfer Fraud		$1,000,000	$15,000
Social Engineering Fraud	AGGREGATE LIMIT OF LIABILITY $500,000	$250,000 without Official Authorization $500,000 with Official Authorization	$50,000

 

NOTICES TO INSURER	
Send Notice of Claims To: AXIS Insurance Claims Department P.O. Box 4470 Alpharetta, GA 30023-4470 Email: USFNOL@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (866) 770-5629	*Send All Other Notices And Inquiries To:* AXIS Insurance 10000 Avalon Blvd. Suite 200 Alpharetta, GA 30009 Email: notices@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (678) 802-6161

CLICK HERE FOR REQUESTED APPLICATIONS AND SUPPLEMENTS

If any item requested above is not received, reviewed and accepted by AXIS underwriters and acknowledged as such in writing by the above specified date, then this binder and any policy issued will be automatically deemed void ab initio (as if it had never existed) with no effect. The payment of premium or the issuance of any policy shall not serve to waive the above requirements.

Please note that a condition precedent to coverage under this binder is that no material change in the exposure or risk occurs and no submission is made to the insurer of a claim or circumstances that might give rise to a claim between the date of this binder and the inception of the policy. Applicant is under the continuing duty to report any such change and to notify us of any such claims or circumstances. A public filing with the Securities and Exchange Commission will be deemed to be compliance with this duty to report. The Insurer may take any action appropriate and allowed under state law in response to such information.


SCHEDULE OF FORMS & RIDERS	
Policyholder Notices and Bond Forms	**Form Number and Edition Date**
State Fraud Statement	AXIS 104 0415
Policyholder Notice - Economic And Trade Sanctions	AXIS 906 0316
Financial Institution Bond (Standard Form No. 14)	TSB 5062b 1087

	Riders	**Form Number and Edition Date**
1	Audit Expense Insuring Agreement Rider	AXIS 1012153 0119
2	Claim Expense Insuring Agreement Rider	AXIS 1012155 0119
3	Protected Information Exclusion Rider	AXIS 1012180 0119
4	Notice of Loss by E-Mail Rider	AXIS 1012189 0119
5	Customer Funds Transfer Fraud Insuring Agreement with Call Back for Transfers in Excess of the Deductible Rider	AXIS 1012198 0322
6	Amend Ownership or Covered Property Condition Rider	AXIS 1012199 0119
7	Social Engineering Fraud Insuring Agreement with or without Official Authorization Rider	AXIS 1012231 0221
8	Computer Systems Fraud Insuring Agreement Rider	AXIS 1012861 0221
9	Amend Exclusion (M) Rider	AXIS 1012869 0421
10	Non-Fungible Tokens Exclusion Rider	AXIS 1012870 0622
11	Cryptocurrency Exclusion Rider	SR 6343 0321

Modern Capital Funds Trust

Secretary's Certificate Regarding Fidelity Bond

The undersigned, Kristof Wild, the Secretary of Modern Capital Funds Trust, a Delaware Statutory Trust (the "Trust"), does hereby certify that:

i.   This certificate (this "Certificate") is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of the Trust's fidelity bond (the "Bond") pursuant to Rule 17g-1 of the Investment Company Act of 1940"), as amended (the "1940 Act"), and the SEC is entitled to rely on this Certificate for purposes of the filing.

ii.   The undersigned is the duly elected, qualified, and acting Secretary of the Trust, and has custody of the corporate records of the Trust and is a proper officer to make the certifications herein.

iii. Attached hereto as Exhibit A is a copy of the resolutions made by the Board of Trustees, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act), approving the amount, type, form, and coverage of the Bond.

iv.   Premiums have been for period beginning April 29, 2025, and ending on April 29, 2026.

IN WITNESS WHEREOF, I have executed this certificate this 12th day of May, 2025.

/s/ Kris Wild
_____
Kris Wild
Treasurer, Principal Accounting Officer, Principal Financial Officer,
and Secretary

Exhibit A

Approval of Fidelity Bond

RESOLVED, that the Adviser and the officers of the Trust, or any of them, are authorized to renew the fidelity bond written by Chubb Group of Insurance Companies (or such other reasonably qualified underwriter in the discretion of the Adviser and the officers of the Trust) in the aggregate amount required by Rule 17g-1 (the "Rule") (the "Bond") promulgated by the SEC under Section 17(g) of the Investment Company Act of 1940, as amended (the "1940 Act") to provide the Trust protection in the event of larceny or embezzlement by, among others, officers and employees of the Trust, provided that the Bond's terms and premium are substantially similar to the terms and premium of the Trust's fidelity bond expiring April 29, 2025;

FURTHER RESOLVED, that the officers of the Trust, or any of them, are authorized to make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolution; and

FURTHER RESOLVED, that any and all actions previously taken by the officers of the Trust in connection with the renewal of the Bond are ratified.